TMM COMPANY CONTACT:                                                       AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Deputy CEO                                                           Kristine Walczak (investors, analysts, media)
011-525-55-629-8718                                                                      312-726-3600
jacinto.marina@tmm.com.mx                                                         kwalczak@dresnerco.com

Monica Azar, Investor Relations
011-525-55-629-8703
monica.azar@tmm.com.mx

GRUPO TMM ANNOUNCES NEW TICKER SYMBOL

(Mexico City, June 18, 2012) – Grupo TMM, S.A.B. (OTC: GTMAY and BMV: TMM A; “TMM” or the “Company”), a Mexican intermodal transportation and logistics company, announced today that on June 5, 2012, the Company filed a Form 25 with the SEC to complete the delisting of its American Depositary Shares (“ADSs”) on the New York Stock Exchange, which became effective after the close of trading on June 15, 2012. TMM’s ADSs are expected to trade on the over-the-counter (“OTC”) market under the ticker symbol GTMAY, effective as of today’s market open.

Headquartered in Mexico City, TMM is a Latin American intermodal transportation company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. Visit TMM’s Web site at www.grupotmm.com. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of TMM’s management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of TMM’s investment in new businesses; risks associated with TMM’s reorganization and restructuring; TMM’s ability to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and TMM’s ability to restructure or refinance its indebtedness. These risk factors and additional information are included in TMM’s reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.